Filed pursuant to Rule 433

December 5, 2011

Relating to

Preliminary Prospectus Supplement dated December 5, 2011 to

Prospectus dated September 29, 2010

Registration Statement No. 333-169633-03

Duke Energy Carolinas, LLC
First and Refunding Mortgage Bonds,

$350,000,000 1.75% Series due 2016
$650,000,000 4.25% Series due 2041

Pricing Term Sheet

Issuer:	Duke Energy Carolinas, LLC

Trade Date:	December 5, 2011

Settlement Date:	December 8, 2011; T + 3

Interest Payment Dates:	June 15 and December 15, beginning on June 15, 2012

Ratings (Moody’s/S&P):	A1/A (stable/stable) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Security Description:	First and Refunding Mortgage Bonds, 1.75% Series due 2016	First and Refunding Mortgage Bonds, 4.25% Series due 2041

Principal Amount:	$350,000,000	$650,000,000

Maturity Date:	December 15, 2016	December 15, 2041

Price to Public:	99.837% per Bond	99.831% per Bond

Coupon:	1.75%	4.25%

Benchmark Treasury:	0.875% due November 30, 2016	3.750% due August 15, 2041

Benchmark Treasury Price:	99-22 3/4	114-14+

Benchmark Treasury Yield:	0.934%	3.010%

Spread to Benchmark Treasury:	+85 bps	+125 bps

Yield to Maturity:	1.784%	4.260%

Redemption Provisions/ Make-Whole Call:	+ 15 bps.	At any time before six months prior to maturity, redeemable at the Treasury Rate + 20 bps. At any time on or after six months prior to maturity, redeemable at par.

CUSIP / ISIN:	26442CAL8 / US26442CAL81	26442C AM6 / US26442CAM64

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC BNY Mellon Capital Markets, LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:	KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc.

Junior Co-Managers:	MFR Securities, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at (888)-603-5847, Citigroup Global Markets Inc. toll free at (877) 858-5407, Deutsche Bank Securities Inc. toll free at (800) 503-4611 or J.P. Morgan Securities LLC collect at (212) 834-4533.